Exhibit 99.2

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES

Consolidated Financial Statements and Schedule III

For the Years Ended

December 31, 2010, 2009 and 2008

(With Report of Independent Registered Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm

The Partners
Net Lease Strategic Assets Fund L.P.:

We have audited the accompanying consolidated balance sheets of Net Lease Strategic Assets Fund L.P. and subsidiaries (“the Partnership”) as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in partners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010.  In connection with our audits of the consolidated financial statements, we also have audited the accompanying financial statement schedule.  These consolidated financial statements and financial statement schedule are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Partnership as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.  Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

(signed) KPMG LLP

New York, New York
February 28, 2011

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2010 AND 2009
(Dollars in thousands)

ASSETS:
	2010	2009
Real estate, at cost:
Buildings and improvements	$540,481	$534,576
Land and land estates	92,123	92,123
Construction in progress	46	2,380
Total real estate investments	632,650	629,079
Less accumulated depreciation and amortization	(50,746)	(33,053)
Real estate investments, net	581,904	596,026
Cash and cash equivalents	8,849	8,702
Restricted cash	2,358	1,884
Rent receivable -current	689	185
Rent receivable -deferred	7,393	6,228
Investment in non-consolidated entity	2,083	2,653
Deferred leasing costs, net of accumulated amortization of $549 and $318 in 2010 and 2009, respectively	2,337	1,856
Deferred loan and other costs, net of accumulated amortization of $376 and $282 in 2010 and 2009, respectively	225	367
Lease intangibles, net of accumulated amortization of $60,192 and $40,416 in 2010 and 2009, respectively	65,190	86,139
Other assets	969	979

Total assets	$671,997	$705,019

LIABILITIES AND EQUITY:

Liabilities:
Mortgage notes payable	$294,952	$312,273
Note payable—affiliate	7,565	--
Accrued interest payable	1,334	1,572
Accounts payable and other liabilities	8,356	3,703
Deferred revenue-below market leases, net of accumulated accretion of $8,807 and $4,248 in 2010 and 2009, respectively	4,606	9,165
Prepaid rent	2,013	1,966

Total liabilities	318,826	328,679

Commitments and contingencies

Redeemable preferred equity	183,896	175,730

Partners’ equity	169,275	200,610

Total liabilities and equity	$671,997	$705,019

See accompanying notes to consolidated financial statements.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Dollars in thousands)

	2010	2009	2008
Gross revenues:
Rental	$59,682	$57,820	$49,861
Tenant reimbursements	1,058	822	755
Total gross revenues	60,740	58,642	50,616

Expenses applicable to revenues:
Depreciation and amortization	(37,680)	(38,996)	(32,499)
Property operating	(2,839)	(2,258)	(1,982)
General and administrative	(259)	(219)	(451)
Interest and amortization expense	(19,080)	(19,715)	(17,667)
Non-operating income	68	15	53

Income (loss) before state and local taxes and equity in loss of non-consolidated entity	950	(2,531)	(1,930)
State and local taxes	(318)	(438)	(371)
Equity in loss of non-consolidated entity	(570)	(582)	(521)

Net income (loss)	$62	$(3,551)	$(2,822)

See accompanying notes to consolidated financial statements.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' EQUITY
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Dollars in thousands)

	Lexington Realty Trust	Inland American (Net Lease) Sub, LLC	Total Partners' Equity

Balance at December 31, 2007	$21,567	$122,287	$143,854

Capital contributions	17,175	97,328	114,503

Distributions	--	(12,693)	(12,693)

Net (loss) income	(28,241)	25,419	(2,822)

Increase in redeemable preferred equity	(1,434)	(8,127)	(9,561)

Balance at December 31, 2008	9,067	224,214	233,281

Capital contributions	236	1,336	1,572

Distributions	--	(19,792)	(19,792)

Net loss	(537)	(3,014)	(3,551)

Increase in redeemable preferred equity	(1,635)	(9,265)	(10,900)

Balance at December 31, 2009	7,131	193,479	200,610

Distributions	--	(19,853)	(19,853)

Net income (loss)	6,019	(5,957)	62

Increase in redeemable preferred equity	(1,731)	(9,813)	(11,544)

Balance at December 31, 2010	$11,419	$157,856	$169,275

See accompanying notes to consolidated financial statements.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008
(Dollars in thousands)

	2010	2009	2008
Cash flows from operating activities:
Net income (loss)	$62	$(3,551)	$(2,822)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	39,064	39,175	32,744
Straight-line rents	(1,165)	(1,766)	(4,388)
Other non-cash charges	(4,466)	(997)	(761)
Equity in loss of non-consolidated entity	570	582	521
Change in rent receivable	(523)	860	(998)
Increase (decrease) in accounts payable and other liabilities	476	(130)	957
Increase (decrease) in accrued interest payable	(238)	53	287
Other adjustments, net	(62)	39	(772)
Net cash provided by operating activities	33,718	34,265	24,768

Cash flows from investing activities:
Investment in real estate, including intangibles	(79)	(394)	(100,693)
Net proceeds from sales of property	--	--	11
Change in restricted cash	(474)	(463)	(410)
Leasing costs paid	(3)	--	(2,175)
Distributions from non-consolidated entity in excess of accumulated earnings	--	132	263
Net cash used in investing activities	(556)	(725)	(103,004)

Cash flows from financing activities:
Principal payments on debt	(17,370)	(8,625)	(3,806)
Proceeds from note payable—affiliate	7,614	--	--
Contributions from Inland	--	1,336	94,328
Contributions from Lexington	--	236	8,301
Distributions to partners	(19,853)	(19,792)	(12,693)
Preferred equity distributions	(3,378)	(5,942)	(1,463)
Deferred loan costs	(28)	--	(366)
Net cash (used in) provided by financing activities	(33,015)	(32,787)	84,301

Net increase in cash and cash equivalents	147	753	6,065

Cash and cash equivalents, at beginning of year	8,702	7,949	1,884

Cash and cash equivalents, at end of year	$8,849	$8,702	$7,949

See accompanying notes to consolidated financial statements.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2010, 2009 and 2008
(Dollars in thousands)

(1)	Organization and Purpose

Net Lease Strategic Assets Fund L.P., together with its subsidiaries, (“the Partnership”) was formed on August 10, 2007 by The Lexington Master Limited Partnership (the “MLP”), as general partner, and Inland American (Net Lease) Sub, LLC (“Inland”), a wholly-owned subsidiary of Inland American Real Estate Trust, Inc., to invest in specialty single-tenant net leased real estate in the United States. On December 31, 2008, the MLP was merged into Lexington Realty Trust (“Lexington”) and ceased to exist for financial reporting purposes. The Partnership conducts all of its operations through property owner subsidiaries.

Lexington and Inland are currently entitled to a return on/of their respective investments as follows: (1) Inland, 9% on its common equity, (2) Lexington, 6.5% on its preferred equity, (3) Lexington, 9% on its common equity, (4) return of Lexington’s preferred equity, (5) return of Inland common equity, (6) return of Lexington common equity and (7) any remaining cash flow is allocated 65% to Inland and 35% to Lexington as long as Lexington is the general partner; if not, allocations are 85% to Inland and 15% to Lexington. Profits and losses are allocated using the hypothetical liquidation book value method in accordance with the Partnership’s partnership agreement. The Partnership agreement can be terminated by either partner on or after March 1, 2015.

Since December 20, 2007, Lexington has contributed interests in 19 properties and $15,258 in cash, as well as $3,250 on behalf of Inland, to the Partnership, and Inland has contributed $217,340 in cash to the Partnership. In addition, Lexington sold for cash interests in 24 properties and a 40% interest in a property to the Partnership.  The properties were subject to approximately $339,500 in mortgage debt, which was assumed by the Partnership. After such formation transaction, Inland and Lexington owned 85% and 15%, respectively, of the Partnership’s common equity and Lexington owned 100% of the Partnership’s preferred equity.

(2)	Summary of Significant Accounting Policies

Basis of Presentation and Consolidation. The Partnership’s consolidated financial statements are prepared on the accrual basis of accounting. The financial statements reflect the accounts of the Partnership and its consolidated subsidiaries. The Partnership consolidates its wholly owned subsidiaries, partnerships and joint ventures which it controls (i) through voting rights or similar rights or (ii) by means other than voting rights if the Partnership is the primary beneficiary of a variable interest entity ("VIE"). Entities which the Partnership does not control and entities which are VIEs in which the Partnership is not the primary beneficiary are accounted for under appropriate U.S. generally accepted accounting principles (“GAAP”).

The Partnership implemented new accounting guidance effective January 1, 2010 regarding VIEs. In accordance with the guidance, the Partnership re-evaluated all of its equity and all other potential variable interests to determine if they are VIEs. For each of these investments, the Partnership has evaluated (1) the sufficiency of the entities’ equity investments at risk to permit the entity to finance its activities without additional subordinated financial support, (2) that as a group the holders of the equity investments at risk have (a) the power through voting rights or similar rights to direct the entities’ activities that most significantly impact the entity’s economic performance, (b) the obligation to absorb the expected losses of the entity and their obligations are not protected directly or indirectly and (c) the right to receive the expected residual return of the entity and their rights are not capped and (3) the voting rights of these investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected returns of the entity, or both, and that substantially all of the entities’ activities do not involve or are not conducted on behalf of an investor that has disproportionately few voting rights.

If an investment is determined to be a VIE, the Partnership then performs an analysis to determine if the Partnership is the primary beneficiary of the VIE. GAAP requires a VIE to be consolidated by its primary beneficiary. The primary beneficiary is the party that has a controlling financial interest in an entity. In order for a party to have a controlling financial interest in an entity it must have (1) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of an entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. The implementation of the new guidance did not have a material impact on the Partnership's financial position, results of operations or cash flows.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements - (Continued)
December 31, 2010, 2009 and 2008
(Dollars in thousands)

Use of Estimates. Management has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses to prepare these consolidated financial statements in conformity with GAAP. These estimates and assumptions are based on management’s best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions. Management adjusts such estimates when facts and circumstances dictate. The most significant estimates made include the recoverability of accounts receivable, allocation of property purchase price to tangible and intangible assets acquired and liabilities assumed, the determination of VIEs and which entities should be consolidated, the determination of impairment of long-lived assets and equity method investments, valuation and impairment of assets held by equity method investees and the useful lives of long-lived assets. Actual results could differ materially from those estimates.

Purchase Accounting and Acquisition of Real Estate. The fair value of the real estate acquired, which includes the impact of fair value adjustments for assumed mortgage debt related to property acquisitions, is allocated to the acquired tangible assets, consisting of land, building and improvements and identified intangible assets and liabilities, consisting of the value of above-market and below-market leases, other value of in-place leases and value of tenant relationships, based in each case on their fair values. Beginning in 2009, acquisition costs are expensed as incurred.

The fair value of the tangible assets of an acquired property (which includes land, building and improvements and fixtures and equipment) is determined by valuing the property as if it were vacant, and the “as-if-vacant” value is then allocated to land and building and improvements based on management’s determination of relative fair values of these assets. Factors considered by management in performing these analyses include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases. In estimating carrying costs, management includes real estate taxes, insurance and other operating expenses and estimates of lost rental revenue during the expected lease-up periods based on current market demand. Management also estimates costs to execute similar leases including leasing commissions.

In allocating the fair value of the identified intangible assets and liabilities of an acquired property, above-market and below-market lease values are recorded based on the difference between the current in-place lease rent and management’s estimate of current market rents. Below-market lease intangibles are recorded as part of deferred revenue and amortized into rental revenue over the non-cancelable periods and bargain renewal periods of the respective leases. Above-market leases are recorded as part of intangible assets and amortized as a direct charge against rental revenue over the non-cancelable portion of the respective leases.

The aggregate value of other acquired intangible assets, consisting of in-place leases and tenant relationship values, is measured by the excess of (1) the purchase price paid for a property over (2) the estimated fair value of the property as if vacant, determined as set forth above. This aggregate value is allocated between in-place lease values and tenant relationship values based on management’s evaluation of the specific characteristics of each tenant’s lease. The value of in-place leases are amortized to expense over the remaining non-cancelable periods and any bargain renewal periods of the respective leases. The value of tenant relationships are amortized to expense over the applicable lease term plus expected renewal periods.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements - (Continued)
December 31, 2010, 2009 and 2008
(Dollars in thousands)

Depreciation is determined by the straight-line method over the remaining estimated economic useful lives of the properties. The Partnership generally depreciates buildings and building improvements over 40 years and land estates and tenant improvements over the anticipated lease terms.

Revenue Recognition. The Partnership recognizes lease revenue on a straight-line basis over the term of the lease unless another systematic and rational basis is more representative of the time pattern in which the use benefit is derived from the leased property. Renewal options in leases with rental terms that are lower than those in the primary term are excluded from the calculation of straight-line rent if the renewals are not reasonably assured. In those instances in which the Partnership funds tenant improvements and the improvements are deemed to be owned by the Partnership, revenue recognition will commence when the improvements are substantially completed and possession or control of the space is turned over to the tenant. When the Partnership determines that the tenant allowances are lease incentives, the Partnership commences revenue recognition when possession or control of the space is turned over to the tenant for tenant work to begin. The lease incentive is recorded as a deferred expense and amortized as a reduction of revenue on a straight-line basis over the respective lease term. The Partnership recognizes lease termination payments as a component of rental revenue in the period received, provided there are no further Partnership obligations under the lease; otherwise, the lease termination payment is amortized on a straight-line basis over the remaining obligation period. All above-market lease assets, below-market lease liabilities and deferred rent assets or liabilities for terminated leases are charged against or credited to rental revenue in the same period as the termination payment is recognized. All other capitalized lease costs and lease intangibles are accelerated via amortization expense through the date of termination.

Fair Value Measurements. The Partnership follows the guidance in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification ("ASC") Topic 820, Fair Value Measurements and Disclosures ("Topic 820") to determine the fair value of financial and non-financial instruments. Topic 820 defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The provisions of the guidance were effective for financial statements issued for fiscal years beginning after November 15, 2007, except for those relating to nonfinancial assets and liabilities, which were deferred for one additional year, and a scope exception for purposes of fair value measurements affecting lease classification or measurement. Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels: Level 1 – quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities; Level 2 – observable prices that are based on inputs not quoted in active markets, but corroborated by market data; and Level 3 – unobservable inputs that are used when little or no market data is available. The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs. In determining fair value, the Partnership utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible, as well as considering counterparty credit risk, where applicable, in the Partnership’s assessment of fair value.

Impairment of Real Estate. The Partnership evaluates the carrying value of all tangible and intangible real estate assets held for investment for possible impairment when an event or change in circumstance has occurred that indicates its carrying value may not be recoverable. The evaluation includes estimating and reviewing anticipated future undiscounted cash flows to be derived from the asset. If such cash flows are less than the asset’s carrying value, an impairment charge is recognized to the extent by which the asset’s carrying value exceeds the estimated fair value. Estimating future cash flows is highly subjective and such estimates could differ materially from actual results.

Investments in Non-Consolidated Entities. The Partnership accounts for its investments in 50% or less owned entities under the equity method, unless consolidation is required. If the Partnership’s investment in the entity is insignificant and the Partnership has no influence over the control of the entity then the entity is accounted for under the cost method.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements - (Continued)
December 31, 2010, 2009 and 2008
(Dollars in thousands)

Impairment of Equity Method Investments. On a quarterly basis, the Partnership assesses whether there are indicators that the value of its equity method investment may be impaired. An impairment charge is recognized only if the Partnership determines that a decline in the value of the investment below its carrying value is other-than-temporary. The assessment of impairment is highly subjective and involves the application of significant assumptions and judgments about the Partnership’s intent and ability to recover its investment given the nature and operations of the underlying investment, including the level of the Partnership’s involvement therein, among other factors. To the extent an impairment is deemed to be other-than-temporary, the loss is measured as the excess of the carrying amount of the investment over the estimated fair value of the investment.

Environmental Matters. Under various federal, state and local environmental laws, statutes, ordinances, rules and regulations, an owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, in or under such property as well as certain other potential costs relating to hazardous or toxic substances. These liabilities may include government fines and penalties and damages for injuries to persons and adjacent property. Such laws often impose liability without regard to whether the owner knew of, or was responsible for, the presence or disposal of such substances. Although the tenants of properties in which the Partnership has an interest are primarily responsible for any environmental damage and claims related to the leased premises, in the event of the bankruptcy or inability of the tenant of such premises to satisfy any obligations with respect to such environmental liability, one of the Partnership’s property owner subsidiaries may be required to satisfy any such obligations, should they exist. In addition, the property owner subsidiary, as the owner of such properties, may be held directly liable for any such damages or claims irrespective of the provisions of any lease. As of December 31, 2010 and 2009, the Partnership was not aware of any environmental matter relating to any of its assets that would have a material impact on the financial statements.

Accounts Receivable. The Partnership continuously monitors collections from its tenants and would make a provision for estimated losses based upon historical experience and any specific tenant collection issues that the Partnership has identified. As of December 31, 2010 and 2009, the Partnership’s allowance for doubtful accounts was not significant.

Income Taxes.  For income tax purposes, the Partnership is treated as a partnership and all items of income and loss are attributable to the individual partner tax returns. Accordingly, no provision for federal income taxes has been made in these consolidated financial statements. However, the Partnership is required to pay certain state and local entity level taxes which are expensed as incurred.

The Partnership implemented FASB ASC Topic 740 (“Topic 740”), Income Taxes, as of January 1, 2009. Topic 740 requires a company to recognize the tax benefits of certain tax positions only when the position is “more likely than not” to be sustained assuming examination by the revenue authorities. The tax benefit recognized is the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Management concluded as of and for the years ended December 31, 2010 and 2009 that the Partnership did not have any liabilities for any uncertain tax positions. The Partnership’s tax returns for the prior three years are subject to examination by U.S. federal and state revenue authorities. The Partnership’s policy is to report any interest and penalties as a component of general and administrative expenses.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements - (Continued)
December 31, 2010, 2009 and 2008
(Dollars in thousands)

Cash and Cash Equivalents. The Partnership considers all highly liquid instruments with original maturities of three months or less from the date of purchase to be cash equivalents.

Restricted Cash. Restricted cash is comprised primarily of cash balances held by lenders.

Deferred Expenses. Deferred expenses consist primarily of debt and leasing costs. Debt costs are amortized using the straight-line method, which approximates the interest method, over the terms of the debt instruments and leasing costs are amortized over the term of the related lease.

Preferred Equity. The Partnership has classified Lexington’s preferred equity as temporary equity in the mezzanine section of the balance sheet in accordance with SEC Accounting Series Release No. 268 Presentation in Financial Statements of Redeemable Preferred Stocks (“ASR 268”).  The preferred equity can be redeemed (1) upon sale of certain assets, (2) in liquidation of the Partnership, or (3) in the 10th year of the Partnership by the Partnership or by Lexington.  Lexington is entitled to a redemption amount equal to the total of preferred equity contributions plus the cumulative 6.5% preferred return that has not been distributed.   As of December 31, 2010, Lexington has (1) made preferred equity contributions of $162,487, (2) received $10,783 as a preferred return on its preferred equity and (3) received an increase in its preferred equity since inception of $32,192. This preferred equity is carried at redemption value, which approximates estimated fair value.

Segment Reporting.  The Partnership operates generally in one industry segment, investment in net-leased real properties.

Reclassifications. Certain amounts included in prior year’s consolidated financial statements have been reclassified to conform with the current presentation.

Recently Issued Accounting Guidance. In January 2010, the FASB issued an update to ASC 820 Fair Value Measurements and Disclosures, adding new requirements for disclosures about transfers into and out of Levels 1 and 2 fair value measurements and additional disclosures about the activity within Level 3 fair value measurements. The adoption of this guidance on January 1, 2010 did not have an impact on the Partnership's financial position, results of operations or cash flows.

(3)	Investments in Real Estate and Intangible Assets

During 2010 and 2009, the Partnership did not acquire any properties.

As of December 31, 2010 and 2009, the components of intangible assets are as follows:

	As of 12/31/10	As of 12/31/09
In-place lease values	$67,496	$68,112
Tenant relationship values	48,281	48,749
Above-market leases	9,605	9,694
	$125,382	$126,555

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements - (Continued)
December 31, 2010, 2009 and 2008
(Dollars in thousands)

The estimated net amortization of the above intangibles for the next five years is $15,136 in 2011, $11,960 in 2012, $10,580 in 2013, $6,963 in 2014 and $5,322 in 2015.

Below-market leases, net of accretion, which are included in deferred revenue, are $4,606 and $9,165, as of December 31, 2010 and 2009, respectively. The estimated accretion for the next five years is $3,156 in 2011 and $124 annually through 2015.

(4)	Investment in Non-Consolidated Entity

One of the Partnership’s subsidiaries has a 40% interest in a property located in Oklahoma City, Oklahoma (the 40% interest is referred to as “TIC”). The property is 80.5% leased to AT&T Services, Inc. with a lease expiration of November 30, 2015.  The remaining 19.5% is leased to Jordan Associates, Inc. through June 30, 2011.  As of December 31, 2010 and 2009, the Partnership’s investment in TIC was $2,083 and $2,653, respectively.

The property is subject to a non-recourse mortgage of $14,749, which bears interest at 5.24% and matures in 2015.

The following is summary historical cost basis selected balance sheet data as of December 31, 2010 and 2009 and statement of operations data for the years ended December 31, 2010, 2009 and 2008:

	As of 12/31/10	As of 12/31/09
Real estate, including intangibles, net	$13,033	$14,531
Cash and restricted cash	674	782
Mortgage payable	14,637	14,749
Partners’ equity	(689)	275

	Years Ended
	12/31/10	12/31/09	12/31/08
Gross rental revenues	$1,821	$1,778	$2,062
Interest expense	(782)	(784)	(786)
Depreciation and amortization	(1,508)	(1,527)	(1,522)
Other expense, net	(496)	(435)	(433)
Net loss	$(965)	$(968)	$(679)

The difference between the Partnership’s purchase price for the investment and Partnership’s equity position in TIC of $2,978 is being amortized over the useful lives of TIC’s assets.  The Partnership recognized expense of $184, $195 and $251 during 2010, 2009 and 2008, respectively, relating to this difference.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements - (Continued)
December 31, 2010, 2009 and 2008
(Dollars in thousands)

For the years ended December 31, 2010, 2009 and 2008, Lexington Realty Advisors, Inc. (“LRA”), an affiliate of Lexington, earned $42, $43 and $51, respectively, in asset management fees with respect to TIC, which is included in other expenses, net, above.

(5)	Mortgage Notes Payable

The Partnership has mortgage notes payable outstanding of $294,952 and $312,273 at December 31, 2010 and 2009, respectively.  Interest rates ranged from 5.1% to 9.8%, with a weighted average interest rate of 6.1%.  The mortgage notes payable mature between 2011 and 2025.

Scheduled principal amortization and balloon payments of the mortgage notes payable for the next five years and thereafter are as follows:

	Scheduled
	principal	Balloon
	amortization	payments	Total
Year ending December 31:
2011	$10,326	$43,947	$54,273
2012	11,150	22,153	33,303
2013	11,596	16,640	28,236
2014	8,262	27,072	35,334
2015	7,019	40,935	47,954
Thereafter	19,531	76,321	95,852
	$67,884	$227,068	$294,952

The mortgage notes are primarily non-recourse to the Partnership except for certain environmental and “bad boy” provisions. Each property in which NLS has an interest is held by a special purpose entity which is legally distinct and separate despite being consolidated for financial statement purposes or disregarded for income tax purposes. The special purpose entity’s ability to make a scheduled balloon payment will depend on (i) the level of cash flow within the entity, (ii) the entity’s ability to refinance the related mortgage debt or sell the property or (iii) if the Partnership’s partners are willing to contribute funds to the entity to satisfy the mortgage.

(6)	Management Agreement

The Partnership entered into a management agreement with LRA, whereby LRA will receive (1) a partnership management fee of 0.375% of the equity capital, as defined, (2) a property management fee of up to 3.0% of actual gross revenues from certain assets for which the landlord is obligated to provide property management services (contingent upon the recoverability under the applicable lease), and (3) an acquisition fee of 0.5% of the gross purchase price of each acquired asset by the Partnership. During 2010, 2009 and 2008, LRA earned a management fee of $1,088, $1,044 and $879, respectively, of which $518 was payable as of December 31, 2010.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements - (Continued)
December 31, 2010, 2009 and 2008
(Dollars in thousands)

(7)	Leases

Lessor:

Minimum future rental receipts under the noncancelable portion of operating leases, assuming no new or negotiated leases, for the next five years and thereafter are as follows:

Year ending December 31:
2011	$54,787
2012	51,817
2013	49,248
2014	42,662
2015	33,882
Thereafter	114,213
$346,609

The above minimum lease payments do not include reimbursements to be received from tenants for certain operating expenses and real estate taxes and do not include early termination payments provided for in certain leases.

Certain leases allow for the tenant to terminate the lease if the property is deemed obsolete, as defined, but must make a termination payment to the Partnership, as stipulated in the lease. In addition, certain leases provide the tenant with the right to purchase the leased property at fair market value or a stipulated price.

Lessee:

The Partnership holds leasehold interests in various properties. Generally the ground rents on these properties are either paid directly by the tenants to the fee holder or reimbursed to the Partnership as additional rent.

Minimum future rental payments under non-cancellable leasehold interests, excluding lease payments in the future that are based upon fair market value for the next five years and thereafter are as follows:

Year ending December 31:
2011	$223
2012	223
2013	310
2014	273
2015	273
Thereafter	3,338
$4,640

Rent expense for the leasehold interests was $278, $282 and $209 in 2010, 2009 and 2008, respectively.

(8)	Concentration of Risk

The Partnership seeks to reduce its operating and leasing risks through geographic diversification, avoiding dependency on a single property and the credit worthiness of its tenants. For the years ended December 31, 2010, 2009 and 2008, T Mobile USA, Inc., guarantor of leases at five properties, represented 11%, 11% and 13%, respectively, of total gross revenues.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements - (Continued)
December 31, 2010, 2009 and 2008
(Dollars in thousands)

Cash and cash equivalent balances exceed insurable amounts at times.  The Partnership believes it mitigates this risk by investing in or through major financial institutions.

(9)	Related Party Transactions

In addition to related party transactions discussed elsewhere in these consolidated financial statements, Lexington and Inland, through affiliates, have investments in two other co-investment programs: Concord Debt Holdings, LLC and CDH CDO LLC.

 In August 2010, NLSAF Tampa L.P., a wholly-owned subsidiary of the Partnership, borrowed $7,614 from an affiliate of Lexington to repay its outstanding non-recourse mortgage loan. The related party note payable has an interest rate of 6.93% and matures in April 2011.

Included in other assets as of December 31, 2010 is approximately $21 of receivables, which are collections made by Lexington on the Partnership’s behalf net of operating expenses.

(10)	Fair Value of Financial Instruments

Cash Equivalents, Restricted Cash, Accounts Receivable and Accounts Payable.  The Partnership estimates that the fair value approximates carrying value due to the relatively short-term nature of these instruments.

Mortgage Notes Payable and Note Payable—affiliate.  The Partnership determines the fair value of these instruments based on a discounted cash flow analysis using a discount rate that approximates the current borrowing rates for instruments of similar maturities. Based on this, the Partnership has determined that the fair value of these instruments were $278,349 and $258,717 as of December 31, 2010 and 2009, respectively.  The Partnership has applied fair value guidance in accordance with GAAP to evaluate the fair value of these instruments at December 31, 2010 and 2009.

(11)	Commitments and Contingencies

The Partnership is obligated under certain tenant leases to fund tenant improvements and the expansion of the underlying leased properties.

Experian Information Solutions, Inc. v. Lexington Allen L.P., Lexington Allen Manager LLC and Lexington Realty Trust (United States District Court for the Eastern District of Texas Sherman Division – Civil Action No. 4:10cv144)

On March 29, 2010, Experian Information Solutions, Inc. (“Experian”) filed a complaint against Lexington Allen L.P., a wholly owned subsidiary of the Partnership, and Lexington Realty Trust, a limited partner of the Partnership, for breach of lease agreement, fraud/fraudulent inducement, claim under Section 91.004 of the Texas Property Code (breach of lease and ability to obtain a lien on other landlord property), promissory estoppel, quantum meruit and that Lexington Allen L.P. is Lexington Reality Trust's "alter-ego," in connection with the alleged failure of Lexington Allen L.P. to fund up to $5,854 of tenant improvements. On May 5, 2010,  Lexington Allen L.P. filed a motion to dismiss the complaint. On May 21, 2010, Experian filed an amended complaint, adding Lexington Allen Manager LLC, the general partner of Lexington Allen L.P. and a wholly owned subsidiary of the Partnership, as a defendant, and an opposition to the motion to dismiss. On June 7, 2010, the Lexington Allen entities filed another motion to dismiss and on June 24, 2010, Experian filed an opposition to the motion to dismiss. The motion to dismiss was denied and the Lexington Allen entities answered the amended complaint on October 22, 2010.

On October 29, 2010, Experian filed a motion for summary judgment with respect to the breach of contract claim against Lexington Allen L.P., which has been briefed by the applicable parties. A mediation on November 5, 2010 was unsuccessful. On January 24, 2010, the Lexington Allen entities filed a motion for summary judgment for all other claims against them.  On February 15, 2011, Experian filed an opposition to the motion for summary judgment. Discovery ends on March 11, 2011.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Notes to Consolidated Financial Statements - (Continued)
December 31, 2010, 2009 and 2008
(Dollars in thousands)

Management believes, based on currently available information and after consultation with legal counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on the Partnership’s financial condition, but may be material to the Partnership’s operating results for any particular period, depending, in part, upon the operating results for such period. The Partnership has capitalized the $5,854 of tenant improvements for financial reporting purposes in accordance with GAAP as of December 31, 2010; however, the ultimate payment of this amount is uncertain. The Partnership is unable to estimate any additional or potential loss or range of losses as it relates to this claim.

(12)	Supplemental Disclosure of Statement of Cash Flow Information

During 2010, 2009 and 2008, the Partnership paid $19,149, $19,483 and $17,887, respectively, for interest and $291, $421 and $266, respectively, for state and local taxes.

The Partnership has accrued $5,895 and $2,380 of real estate investment costs as of December 31, 2010 and 2009, respectively.

During 2008, Lexington contributed six properties to the Partnership in exchange for a preferred and common equity position. The contributed properties had an agreed upon value of $115,513 in real estate, $26,703 in intangibles, $4,995 in below-market leases and $498 in other assets and liabilities, net.

In connection with the contribution and sales of properties from Lexington in 2008, the Partnership assumed $153,148 in non-recourse mortgage notes payable.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Real Estate and Accumulated Depreciation and Amortization
Schedule III ($000)

City	State	Property Type	Encumbrances	Land Improvements and Land Estates	Buildings and Improvements (1)	Total	Accumulated Depreciation and Amortization	Date Acquired	Date Constructed	Useful life computing depreciation in latest income statements (years)

Oklahoma City	OK	Retail	$--	$2,218	$2,309	$4,527	$173	Dec- 07	1991	40
Kingport	TN	Office	--	342	3,347	3,689	258	Dec- 07	1981	40
Knoxville	TN	Office	4,759	1,362	9,591	10,953	873	Dec- 07	2002	40
Plymouth	IN	Industrial	6,332	422	7,070	7,492	610	Dec- 07	2000/2003	40
Erwin	NY	Industrial	8,696	1,449	10,868	12,317	920	Dec- 07	2006	40
Tucson	AZ	Office	2,070	1,259	5,422	6,681	463	Dec- 07	1988	13-40
Des Moines	IA	Office	22,562	3,026	30,616	33,642	2,436	Dec- 07	2002	40
Pine Bluff	AR	Office	--	521	2,365	2,886	213	Dec- 07	1980	40
McDonough	GA	Office	12,279	2,800	12,495	15,295	1,321	Dec- 07	1999	40
Eau Claire	WI	Industrial	--	563	8,416	8,979	644	Dec- 07	1993	40
Livonia	MI	Office	8,704	1,207	8,565	9,772	893	Dec- 07	1987	40
Livonia	MI	Office	--	1,405	10,666	12,071	1,124	Dec- 07	1987	40
McDonough	GA	Office	--	1,535	9,949	11,484	885	Dec- 07	2007	40
Ft. Collins	CO	Retail	--	924	2,558	3,482	199	Dec- 07	1982	40
Woodlands	TX	Office	7,500	1,085	8,519	9,604	674	Dec- 07	2004	40
Bremerton	WA	Office	6,165	3,223	10,441	13,664	895	Dec- 07	2001	40
Temple	TX	Office	8,340	1,253	16,328	17,581	1,437	Dec- 07	2001	40
Pascagoula	MS	Office	--	1,276	3,958	5,234	474	Dec- 07	1995	40
Chester	SC	Industrial	11,612	860	26,806	27,666	2,023	Dec- 07	2001/2005	40
Minneapolis	MN	Industrial	--	2,374	4,819	7,193	365	Dec- 07	2003	40
Tomball	TX	Retail	8,938	1,292	11,031	12,323	950	Dec- 07	2005	40
Franklin	NC	Industrial	962	1,346	3,125	4,471	254	Dec- 07	1996	40
Lavonia	GA	Industrial	9,035	1,318	11,452	12,770	913	Dec- 07	2005	40
Meridian	ID	Office	9,569	2,853	13,936	16,789	1,188	Dec- 07	2004	40
Lenexa	KS	Office	9,664	2,222	14,806	17,028	1,300	Dec- 07	2004	40
Oakland	ME	Office	9,774	1,337	7,548	8,885	786	Dec- 07	2005	40
Redmond	OR	Office	9,117	4,642	15,087	19,729	1,246	Dec- 07	2004	40
Mission	TX	Office	5,941	1,136	10,663	11,799	948	Dec- 07	2002	40
Jacksonville	FL	Industrial	--	1,549	5,037	6,586	378	Dec- 07	1958/1969	40
Allentown	PA	Office	--	1,953	7,311	9,264	705	Dec- 07	1980	40
Tempe	AZ	Office	12,696	2,766	17,918	20,684	2,299	Mar- 08	2002	40
Houston	TX	Office	5,181	753	9,312	10,065	772	Mar- 08	1981/1999	40
Kalamazoo	MI	Industrial	16,455	736	22,140	22,876	1,781	Mar- 08	1999	40
Allen	TX	Office	30,582	5,740	31,995	37,735	4,504	Mar- 08	1981/1983	40
Glendale	AZ	Office	13,412	11,358	25,168	36,526	2,694	Mar- 08	1985	40
Foxboro	MA	Office	7,437	3,490	26,912	30,402	3,201	Mar- 08	1965/1988	40
Arlington	TX	Office	19,866	3,922	22,803	26,725	2,798	Mar- 08	2003	40
Sugar Land	TX	Office	9,277	952	12,724	13,676	970	Mar- 08	2005	40
Marshall	MI	Industrial	--	257	10,694	10,951	716	Mar- 08	1968/1972/2008	20-40
Tampa(2)	FL	Office	7,565	3,638	10,929	14,567	936	Mar- 08	1986	15-40
Franklin	TN	Industrial	--	939	6,899	7,838	741	Mar- 08	1970	40
Woodlands	TX	Office	18,027	6,257	32,721	38,978	2,387	May- 08	1992	40
Garland	TX	Industrial	--	2,563	15,208	17,771	1,399	May- 08	1980	40
			$302,517	$92,123	$540,527	$632,650	$50,746

(1) Includes construction in progress.
(2) Note payable to affiliate.

NET LEASE STRATEGIC ASSETS FUND L.P. AND SUBSIDIARIES
Real Estate and Accumulated Depreciation and Amortization
Schedule III ($000) - Continued

(A) The initial cost includes the purchase price paid by the Partnership and acquisition fees and expenses. The total cost basis of the Partnership’s properties at December 31, 2010 for federal income tax purposes was approximately $656 million.

	2010	2009	2008
Reconciliation of real estate owned:
Balance at the beginning of year	$629,079	$626,305	$343,370
Reclassifications	--	--	137
Additions during year	3,594	2,774	282,811
Write off fully depreciated assets	(23)	--	--
Properties sold during year	--	--	(13)
Balance at end of year	$632,650	$629,079	$626,305

Balance at the beginning of year	$33,053	$15,196	$--
Depreciation and amortization expense	17,716	17,857	15,196
Write off fully depreciated assets	(23)	--	--
Balance at end of year	$50,746	$33,053	$15,196